Invest in Tipsy Gods

Alcohol Retail Entertainment Restaurant Music

Tipsy Gods is a high-class LGBT+ nightlife destination in the Austin, TX

TIPSYGODS.COM AUSTIN TEXAS


TIPSY GODS
WHERE SAINTS AND SINNERS MEET



We feel the LGBT+ community is underserved in Austin. As Austin becomes more developed, many residents are moving to the suburbs which does not have a LGBT+ nightlife destination. We feel that putting a LGBT+ nightclub in Round Rock, will satisfy the growing market.

Adryan Brown Owner @ Tipsy Gods

Why you may want to invest in us...

1. Led by a qualified team with strong professional backgrounds in the industry.
2. Located in Austin-Round Rock, one of the fastest growing cities in the US.
3. Third most LGBTQ+ friendly city in the US-an untapped market with high growth potential.
4. Nearest competitor is 15 miles south - this serves the rural Round Rock community.
5. A fresh take on a high-class nightlife destination transporting patrons to ancient Grecian times.

The founder

MAJOR ACCOMPLISHMENTS



Adryan Brown
Owner
Received 2 promotions, from co-management to director-level, in less than 12-months

Why people love us



Adryan is a wonder black young men who is very passionate about his job and delivering great service to any client! With much love in his heart he is able to get anyone's attention and leave them with happy warm smile on their face.

Germinca Polynice
Friend

Adryan has worked very hard in his research and preparation for this success. He works countless hours to ensure his community is well represented and his team and support is happ with the quality of his overall work.
Ja'kayla Lovelace Advisor $200



Adryan is a hard worker and is one of the most reliable people I have worked with. He is absolutely dedicated to his professional career(s).
Haden Winokur Friend $200

See more on Buzz

Tipsy Gods-A Bar Fit for the Gods

> *"At the age of 17, after the summer was over, I decided to join the military where I became a military police officer in the national guard, focusing on becoming a better and more effective leader. When I graduated high school and finished his military training, I decided to go backpacking in Europe as a way of experiencing the world.*
>
> *While in Europe, I worked as a bar back and bartender at every opportunity given to me, learning the tricks of the trade. While overseas, it was the first time I had openly identified with the LGBTQ+ community. After working at a popular hostel called The Yellow, it helped me realize that one of my ambitions was to open a new kind of bar. Thus, the concept of Tipsy Gods was born."*
>
> *-Adryan Brown (Founder)*

Austin, Texas is known as one of the **LGBTQ+ friendliest** cities but only has seven bars that identify as LGBTQ+, which are **primarily located downtown**. As Austin becomes more developed, **many residents are moving to the suburbs** which currently do not have a LGBTQ+ nightlife destination.


Tipsy Gods

Tipsy Gods will be the solution to the under-representation of LGBTQ+ spaces in the rural communities of Austin, Texas.

The Concept

Tipsy Gods is an up-scale bar concept and premium event space located in north Austin that transports patrons to **ancient Grecian times**, while providing an affordable world-class experience through entertainment consisting of **music**, **dancing**, **drag shows, monthly contests**, **flair bartending** and more.

Tipsy Gods is designed to transition seamlessly from a daily lunch spot to a festive evening and weekend destination. It will also serve as a high-end venue for corporate and private events.



The Environment

Step into Tipsy Gods and you'll be transported to ancient Grecian times, complete with **traditional pillars, statues of gods, themed artwork and staff in themed attire.** Tipsy Gods will feature a **stage** and **state of the art sound and light system** for live shows. In addition, Tipsy Gods will be located in a freestanding building with a **rooftop patio**, and a **big backyard** for activities.



The Menu

Tipsy Gods' drink offering will be its main attraction, with a big emphasis on an **exciting** and **revolutionary cocktail menu**. The bar will also include extensive wine and beer menus with over 30 beers on tap. We will also create a unique experience with our fresh take on **Mediterranean food** with a **Texas twist.**

Brand Positioning - The Niche

Tipsy Gods positions itself as Austin's alternative high-class nightlife destination for the LGBT+ community. Our point of differentiation is that we are not solely a megaclub, but a close-knit community of allies which serve our local LGBTQ+ community in the Austin and Round Rock areas.

The Setting - Why Round Rock, TX?


AUSTIN-ROUND ROCK, TX
POPULATION
2.12M
MEDIAN AGE
34.7
MEDIAN HOUSEHOLD INCOME
$73,800
POVERTY RATE
12.3%
NUMBER OF EMPLOYEES
1.13M
MEDIAN PROPERTY VALUE
$283,600

The **Austin-Round Rock** area has been the **fastest-growing** population in the United States for the last **8 years, experiencing a 22.5% change** in population from **2010 to 2017**. Round Rock has also been named as the **#5 best city in America to buy a house.** It's with this population growth that we decided to open a venue in the Round Rock area, so it does not immediately compete with the downtown gay bars, but also provides one of the only LGBTQ+ nightlife solutions in the Austin-Round Rock suburbs.


TIPSY GODS

Our Community

At Tipsy Gods, **everyone is welcome** regardless of sexual identity, race, gender, age, or political affiliation. We value our patrons and we prioritize them so they **feel like family.**

Our goal is to provide exceptional service through strong community ties, and we aspire to be a strong charitable partner with the local LGBTQ+ community.

We will sponsor local LGBTQ+ **sports teams, mentorship programs for at-risk youth**, and will remain steadfast in providing **a safe place, community meeting center,** and entertainment options to the **LGBTQ+ community and beyond.**

Revenue Streams

Our main revenue streams will be:

- Food & Beverage Sales

- Admission charges for special events

- Private Event Rentals

Revenue Sharing Summary



REVENUE SHARING SUMMARY
Once Tipsy Gods commences operations, Tipsy Gods will share a percentage of each quarterly gross revenue with the investors as a group until they are paid in full.
Quarterly Revenue Sharing Percentage: 14.0%
Each investor will receive its proportionate share of the quarterly payments made to the investors as a group. Payments begin when the business starts generating revenues, which is usually when it opens.
EXAMPLE
Total Raise Amount: $100,000
You Invest: $1,000
Quarter: 1
Revenue: $100,000
If the issuer generates $100,000 in revenue during the first quarter, the issuer will make a $14,000 payment ($100,000 x 14.0% = $14,000) to investors. Since you invested with 1% of the total amount raised ($1,000 / $100,000 = 1.0%), you would receive a $140.00 payment in first quarter.

Bonus Rewards



INVESTMENT REWARDS
INVEST - $150
• A custom T-shirt, Pin or custom card
INVEST - $300
• A custom T-shirt, Pin or custom card
• Invitation to launch Party
• Dollar beers on your birthday
INVEST - $550
• $15 gift certificate along with either a custom T-shirt, Pin or custom card
• Invitation to launch Party
• Bronze Card (see details below)
• Dollar beers on your birthday
INVEST - $750
• $25 gift certificate along with either a custom T-shirt, Pin or custom card
• Invitation for 2 to launch Party
• Silver Card(see details below)
• Dollar beers on your birthday
INVEST - $1125
• $50 gift certificate along with either a custom T-shirt, Pin or custom card
• Invitation for 4 to launch Party
• Gold Card(see details below)
• Handcrafted cocktail named after you for your birthday week, You will get $2.00 for each time your cocktail is bought
• Dollar beers on your birthday
INVEST - $2500
• $75 gift certificate along with either a custom T-shirt, Pin or custom card
• Invitation for 4 to launch Party
• Platinum Card(see details below)
• Handcrafted cocktail named after you for your birthday week, You will get $2.00 for each time your cocktail is bought
• Dollar beers on your birthday



BRONZE
• 5% discount on all food & beverages for the first three months
• Receive special invitations to exclusive parties
• Private Tastings for all new menu Items
SILVER
• 15% discount on all food & beverages for the first 6 months
• Free entry to all ticketed events for the first six months
• Skip the Line
• Receive special invitations to exclusive parties
• Private Tastings for all new menu items
GOLD
• 20% discount on all food & beverages for the first 12 months
• Free entry to all ticketed events for 12 months
• Skip the Line for you and up to 3 guests
• Receive special invitations to exclusive parties
• Private Tastings for all new menu items
PLATINUM
• 25% discount on all food & beverages for the first 48 months
• Free entry to all ticketed events for 48 months
• One Premium bottle per year
• Skip the Line for you and up to 5 guests
• Receive special invitations to exclusive parties
• Private Tastings for all new menu items

Investor Q&A

– COLLAPSE ALL

What does your company do?

Tipsy Gods is a high-class LGBT+ nightlife destination in the Austin, TX area that transports patrons to ancient Grecian times, while providing an affordable world-class experience through entertainment consisting of music, dancing, drag shows, monthly contests, flair bartending and more. We will create a unique experience with our fresh take on Mediterranean food with a Texas twist, paired with an innovative cocktail menu.

Where will your company be in 5 years?

Our goal is to provide exceptional service through strong community ties with the local LGBT+ community. In 5 years, we want to be a cornerstone in the Austin-Round Rock area providing a safe place, community meeting center, and entertainment options to the LGBT+ community and beyond. After 5 years, we hope to be exceeding our yearly goals which will allow us to pay back all loans and debts, with the expectation of expanding into another location in an under-represented area.

Why did you choose this idea?

We feel the LGBT+ community is underserved in Austin. As Austin becomes more developed, many residents are moving to the suburbs which does not have a LGBT+ nightlife destination. We feel that putting a LGBT+ nightclub in Round Rock, will satisfy the growing market.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The Austin-Round Rock area has been the fastest growing population in the United States for the last 8 years, experiencing a 22.5% change in population from 2010 to 2017. Round Rock has also been named as the #5 best city in America to buy a house. It's with this population growth that we decided to open a venue in the Round Rock area, so it does not immediately compete with the downtown gay bars, but also provides one of the only LGBT+ nightlife solutions in the Austin-Round Rock suburbs.

How far along are you? What's your biggest obstacle?

We have built a team of dedicated professionals, have completed our business plan and are working on the marketing strategy, venue details, and funding aspects of the projects. Our biggest obstacle is securing the initial funding which allows us to pay the deposit to purchase an existing business and assets.

Who competes with you? What do you understand that they don't?

There are 5 competitors within the Austin downtown area and 1 competitor in Bluff Springs. There are no direct competitors in Round Rock. The main downtown competitors are all within a 1mi radius to themselves, and Tipsy Gods will be approximately 15mi north. We aim to offer a newer and fresher experience, as there has not been a new LGBT+ nightlife destination opened since 2005. Many reviews of competitors tell a story of poor customer service, impersonal staff, and less inclusive environments which have faded over time. Our point of differentiation is that we want to prioritize our patrons experience first. We are not solely a nightclub, but a close knit community of allies which serve our local LGBT+ community.

How will you make money?

We will mainly make money through the sale of food and beverages. We will also charge admission to enter the venue for special events, where we have live entertainment consisting of music, dancing, drag shows and more.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk is our location - approximately 15mi north of Austin. Since we are not downtown, we are not likely to get the same foot traffic as the other gay bars. In order to combat this, we will develop a series of marketing promotions, for example offering one free drink if you Uber from downtown Austin and show your receipt. We will also partner with local community groups & sports teams to further increase our market penetration. If we fail, the reason would be that we were unable to procure enough funding for the remodel which is imperative to our brand vision. In order for us to succeed, we must find a General Manager who is a nightlife expert who can help the project stay on track as we are hiring and managing employees.

Where it did it all begin?

At the age of 17, after the summer was over, Adryan decided to join the military where he became a military police officer in the national guard, focusing on becoming a better and more effective leader. When he graduated from high school and finished his military training, he decided to go backpacking in Europe as a way of experiencing the world for himself.

While in Europe, he worked as a bar back and bartender at every opportunity given to him, learning the tricks of the trade. That's when he realized then how much that line of work brought enjoyment; While overseas, it was the first time he had openly identified with the LGBTQ+ community. After working at a popular hostel called The Yellow has a bar back, it helped him realize that one of his ambitions was to open a new kind of bar. Thus, the concept of Tipsy Gods was born.

He realized the true meaning of "freedom" – for oneself, it was the Freedom to grow, Freedom to thrive. Freedom to build himself, shape himself, and love, both himself and others. He found himself experiencing genuine respect for everyone. Instead of being consumed by the weighty cares of the world, he found himself immersed in making new friendships and engaging in new experiences. That immense feeling of Freedom gave him the desire to replicate it, to create the same atmosphere for an entire community. He genuinely aspired to give people – especially those who are so under-represented in mainstream society – a place where they could experience an evening of relaxation, adventure, and intrigue.

A place where they could be themselves and forget about the sorrows of the world for at least one night. In focusing on replicating the positive energy he had experienced in Europe, night after night. He realized that the way to achieve this new dream was to create an upscale LGBTQ+ bar. This bar, while open to all adults, regardless of their gender, appearance, or financial status, will offer uniqueness, entertainment, and that is affordable. At the same time, this bar will represent the best of the LGBTQ+ community and provide exceptional service that outperforms the traditional nightclubs or dive bars in Austin.

Join **480,043** investors who funded **364** startups with over **$129.5 million**

View Reg D, A+ and Reg CF Breakdown

Sign up with Facebook

or

Privacy: We won't share your data, or post to your wall, without your permission.

Full name

Email

Password

SIGN UP

Mashable NPR Forbes Bloomberg Businessweek CNNMoney PBS TIME Los Angeles Times The Boston Globe Inc. TechCrunch THE WALL STREET JOURNAL. FINANCIAL TIMES

wefunder.com/tipsygods/v8 is managed by Wefunder Portal LLC. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.